Suite 1204- 120 Adelaide St. W Toronto, Ontario M5H 1T1 www.adiraenergy.com t. 416.361.2211 f. 416.361.6455 TSX.V: ADL

 News Release

ADIRA ENERGY ANNOUNCES DIRECTOR RESIGNATION

TORONTO, February 13, 2013 - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). The Board of Directors of Adira Energy Ltd. (“Adira” or the “Company”) announces that it has received and accepted the resignation of Mr. Sheldon Inwentash from the board of directors. The resignation will take effect immediately.

Dennis Bennie, Chairman of Adira Energy expressed his gratitude to Mr. Inwentash on behalf of the Board of Directors, stating: “On behalf of Adira and the other members of Adira's board I would like to thank Sheldon for his valuable service and contribution to Adira during his time as a director.”

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
jmaxwell@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.